Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: +44 207 934 5456
Fax: +44 207 934 7132
Email: Tim.Morrison@shell.com
H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA
2 August, 2005
Dear Mr. Schwall:
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), on behalf of Royal Dutch Shell and its wholly owned subsidiary Shell International Finance B.V. (“Shell Finance”), I am responding your letter dated 28 July 2005 addressed to Peter Voser, the Chief Financial Officer of Royal Dutch Shell. The comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set out in that letter and our response thereto are set forth below.
Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement on Form F-3 of Royal Dutch Shell and Shell Finance (File Nos. 333-126726 and 333-126726-01) (the “Form F-3”).
Responses to Comments
1.	Staff Comment: A July 22, 2005, Dow Jones Newswire article, and a July 22, 2005, article appearing in the Washington Post state that you operate the Shell Company of the Sudan, Ltd., and characterize that company as “a downstream business in Sudan.” If this information is correct, please advise us of the nature of your relationship to the referenced company, and describe for us its business and operations. Additionally, please revise the disclosure under the heading “We may be subject to the imposition of U.S. government sanctions as a result of the Group’s activities in certain countries” to identify Sudan as a country subject to U.S. economic sanctions and identified by the U.S. government as a state sponsor of terrorism, and to include appropriate discussion of your operations there. Please revise both filings identified above in accordance with this comment.

Response:
Subsidiaries of Royal Dutch Shell (collectively, the “Shell Group”) have had limited operations in the Sudan for approximately 70 years. Currently, these operations are conducted through The Shell Company of the Sudan Limited (“Shell Sudan”), which is an indirect wholly owned subsidiary of Royal Dutch Shell. Shell Sudan’s activities consist of the sale of fuels and lubricants to retail and commercial customers. Shell Sudan also sold aviation fuels prior to the disposition of this activity in 2005. The Shell Group does not hold any oil or gas reserves in Sudan. For the year 2004 and the first six months of 2005, sales of Shell Sudan represented less than 0.05% of Royal Dutch Shell’s consolidated sales and less than 0.01% of net income, and at December 31, 2004 and June 30, 2005 the net assets of Shell Sudan represented approximately 0.01% of Royal Dutch Shell’s consolidated net assets.[1] Accordingly, Royal Dutch Shell considers these activities not to be material to its consolidated results or financial position.
Royal Dutch Shell maintains policies and procedures pursuant to which it seeks to comply to applicable U.S. regulations in its activities in Sudan. Among other things, subsidiaries of Royal Dutch Shell conduct training and maintain arrangements designed to ensure that U.S. persons associated with, or part of, the Shell Group are not engaged in activities that violate or would cause members of the Shell Group to violate U.S. regulations on dealing with Sudan or other countries subject to similar restrictions (as previously described in our letter dated May 19, 2005 describing the Shell Group’s activities in Iran, Syria and Libya). Royal Dutch Shell has considered the potential reputational impact and potential impact on the value of its publicly traded shares of dealing with countries such as Sudan that are identified in U.S. regulations as state sponsors of terrorism, in assessing whether such dealings warrant discussion in its public disclosures.
Royal Dutch Shell does not believe that its activities in Sudan, or the potential consequences thereof, should be considered material to investors, for the reasons noted above. However, Royal Dutch Shell proposes to revise the risk factor disclosure contained in its Form F-3 registration statement in the manner set out in Annex A hereto. Royal Dutch Shell will also include in its future Exchange Act filings appropriate disclosure concerning its activities in countries identified as state sponsors of terrorism and the risks of doing business there.

[1]	The following information is based on information that is available centrally to management of Royal Dutch Shell. While this information is derived from the Royal Dutch Shell’s regular accounting records, it has not been independently verified.

If we may be of further assistance, please do not hesitate to call Bob Deere, on 011 44 20 7934 5182 or the undersigned, on 011 44 20 7934 5456.
Yours sincerely,
/s/ Tim Morrison

Tim Morrison
Group Controller

Copy:
Cecilia Blye
Chief, Office of Global Security Risk
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
Jason Wynn
Division of Corporation Finance
U.S. Securities & Exchange Commission

ANNEX A
We may be subject to the imposition of U.S. government sanctions as a result of the group’s activities in certain countries.

The Group currently has investments in Iran and Syria and certain operations in Sudan. U.S. ~~law~~ regulations currently ~~imposes economic sanctions with the objective of denying~~ identify certain countries, including Iran ~~and~~, Syria and Sudan, ~~the ability to support state-sponsored terrorism~~ as state supporters of terrorism and currently impose economic sanctions against Iran and Sudan. In the case of ~~both~~ all these countries, there are prohibitions on certain activities and transactions and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. In addition, in the case of Iran, U.S. legislation includes a limit of $20 million in any twelve-month period on certain investments knowingly made in that country and authorizes the imposition of sanctions (from a list that includes denial of financings by the U.S. export-import bank, denial of certain export licenses, denial of certain government contracts and limits on loans or credits from U.S. financial institutions). However, compliance with this investment limit by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the European Union, so that the statutes conflict with each other in certain respects. The Group has exceeded and expects to exceed in the future the U.S. imposed investment limits in Iran. While the Group seeks to comply with applicable legal requirements in its dealings in ~~Iran and Syria~~ these countries, it is possible that the Group or persons employed by the Group could be found to be subject to sanctions or other penalties under this legislation in connection with their activities in ~~Iran and Syria~~ these countries. Considering both the likelihood of the imposition of sanctions on the Group and the possible effects thereof, the Group does not believe that there will be a material negative effect on its results of operations or financial condition resulting from its investments and activities in ~~Iran and Syria~~ these countries.

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